Exhibit 99.1

                              FORM 1 ON MONTHLY INFORMATION FOR ENTITIES WITH OUTSTANDING BOND ISSUES


ISSUER:                  COCA COLA EMBONOR S.A. THROUGH ITS CAYMAN ISLAND AGENCY
INFORMATION AS OF:       JANUARY 31, 2004

-------------------------------------------------------------------------------------------------------------------------------
  NUMBER AND DATE    SERIES      DATE OF        PLACEMENT       INITIAL     FACE AMOUNT   ADJUST-    ADJUSTED      INTEREST
  OF REGISTRATION                NOMINAL         EXPIRY       FACE AMOUNT   PLACED AND     MENT    FACE AMOUNT    ACCRUED AND
      IN THE                      ISSUE           DATE          PLACED      OUTSTANDING    INDEX   OUTSTANDING      UNPAID
SECURITIES REGISTRY                                               US$           US$                    KCH$          KCH$
-------------------------------------------------------------------------------------------------------------------------------

     ISSUED IN       UNIQUE  March 25, 1999  March 15, 2006   143,400,000   143,400,000     US$     84,809,628     3,210,398
     NEW YORK                March 25, 1999  March 15, 2006    16,600,000    14,600,000     US$      8,634,732       326,861

                            ---------------------------------------------------------------------------------------------------
                                 TOTALS                       160,000,000   158,000,000             93,444,360     3,537,258
-------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------
    PAR       INTEREST      AMORTIZATIONS
   VALUE       PAID IN           PAID
              THE MONTH      IN THE MONTH
   KCH$         KCH$             KCH$
--------------------------------------------

88,020,026        -               -
 8,961,593        -               -

--------------------------------------------
96,981,618        -               -
--------------------------------------------



THE UNDERSIGNED DECLARES THAT THE INFORMATION IN THIS FORM IS TRUE AND CORRECT AND HE ASSUMES THE CORRESPONDING LEGAL LIABILITY FOR THE SAME.




  ANDRES VICUNA GARCIA-HUIDOBRO
 --------------------------------
      GENERAL MANAGER                         SIGNATURE



                   MONTHLY CHANGE
 -------------------------------------------------
 EXCHANGE RATE                   591.42
 -------------------------------------------------

 -------------------------------------------------
 INTEREST RATE                     9.875%
 -------------------------------------------------